# SEC Schedule 13D/A (Amendment No. 13) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Hyster-Yale, Inc., CIK 0001173514
CUSIP: 449172204
Title of class of securities: Class B Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 5875 Landerbrook Drive, Suite 300, Cleveland, Ohio (OH), 44124-4017
Date of event which requires filing of this statement: 03/12/2025
Amends the filing with accession number 0001193125-24-034445
Filed by CIK 0000904532
Persons authorized to receive notices and communications: Alfred M. Rankin, Jr., 5875 Landerbrook Drive, Suite 300, Cleveland, Ohio (OH), 44124-4017, (440) 449-9600

## Reporting persons
- Alfred M. Rankin, Jr. (CIK 0000904532): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 14,160; shared voting power 2,878,366; sole dispositive power 14,160; shared dispositive power 3,203,070; aggregate amount beneficially owned 3,217,230 (93.1% of the class)
- Victoire G. Rankin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 3,217,230; aggregate amount beneficially owned 3,217,230 (93.1% of the class)
- Clara T. Rankin Williams: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 324,704; sole dispositive power 0; shared dispositive power 3,203,070; aggregate amount beneficially owned 3,203,070 (92.7% of the class)
- Helen R. Butler: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 324,704; sole dispositive power 0; shared dispositive power 3,205,870; aggregate amount beneficially owned 3,205,870 (92.8% of the class)
- John C. Butler, Jr.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 2,800; shared voting power 0; sole dispositive power 2,800; shared dispositive power 3,203,070; aggregate amount beneficially owned 3,205,870 (92.8% of the class)
- David B. Williams: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 3,203,070; aggregate amount beneficially owned 3,203,070 (92.7% of the class)
- AMR Associates, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 324,704 (0.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class B Common Stock, par value $0.01 per share
Name of issuer: Hyster-Yale, Inc.
Address of issuer's principal executive offices: 5875 Landerbrook Drive, Suite 300, Cleveland, Ohio (OH), 44124-4017
Comment:
Part II to Schedule 13D/A
This Amendment No. 13 to Schedule 13D (this "Amendment No. 13") is hereby filed to update and supplement certain information with respect to beneficial ownership of shares of Class B Common Stock, par value $0.01 per share ("Class B Common"), of Hyster-Yale, Inc. (the "Issuer") held by certain signatories to the Stockholders' Agreement, dated as of September 12, 2012, among the stockholders party thereto and the Issuer (as amended on December 31, 2012, January 18, 2013, March 27, 2015, December 29, 2015, December 2, 2016, December 22, 2016, February 6, 2017, October 30, 2018, December 5, 2019, December 31, 2020, December 7, 2021, December 12, 2022 and February 12, 2024 the "Stockholders' Agreement"), that appeared in the Schedule 13D filed by the Reporting Persons on October 9, 2012 (the "Initial Filing"), as amended by Amendment No. 1 filed on February 14, 2013 ("Amendment No. 1"), as further amended by Amendment No. 2 filed on February 14, 2014 ("Amendment No. 2"), as further amended by Amendment No. 3 filed on February 17, 2015 ("Amendment No. 3"), as further amended by Amendment No. 4. filed on February 16, 2016 ("Amendment No. 4"), as further amended by Amendment No. 5 filed on February 14, 2017 ("Amendment No. 5"), as further amended by Amendment No. 6 filed on February 14, 2018 ("Amendment No. 6"), as further amended by Amendment No. 7 filed on February 14, 2019 ("Amendment No. 7"), as further amended by Amendment No. 8 filed on February 13, 2020 ("Amendment No. 8"), as further amended by Amendment No. 9 filed on February 12, 2021 ("Amendment No. 9"), as further amended by Amendment No. 10 filed on February 14, 2022 ("Amendment No. 10"), as further amended by Amendment No. 11 filed on February 14, 2023 ("Amendment No. 11") and as further amended by Amendment No. 12 filed on February 13, 2024 (together with the Initial Filing, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10 and Amendment No. 11, the "Filings"). This Amendment No. 13 (a) updates certain information with respect to certain Reporting Persons under the Filings and (b) reflects the acquisition and/or disposition of shares of Class B Common by certain Reporting Persons. Capitalized terms used herein but not defined herein have the meanings assigned to them in the Filings.

## Item 2. Identity and Background
Name of person filing:
The statements under the heading Clara T. Rankin Williams, which appear in the Filings, are hereby deleted and replaced by the following:

Clara T. Rankin Williams. Ms. Williams' resident address is 1654 N. Dayton Street, Chicago, Illinois 60614. She is Chief Executive Officer of the Clara Williams Company.

The statements under the heading Chloe R. Seelbach, which appear in the Filings, are hereby deleted and replaced by the following:

Chloe R. Seelbach. Ms. Seelbach's resident address is 3755 Som Center Road, Moreland Hills, Ohio 44022. She is not employed.

The statements under the heading Clara Rankin Butler, which appear in the Filings, are hereby deleted and replaced by the following:

Clara Rankin Butler. Ms. Butler's resident address is 7575 Old Mill Road, P.O. Box 477, Gates Mills, Ohio 44040. She is employed as an Associate at Christie's Auction House.

The statements under the heading Griffin B. Butler, which appear in the Filings, are hereby deleted and replaced by the following:

Griffin B. Butler. Mr. Butler's resident address is 7575 Old Mill Road, P.O. Box 477, Gates Mills, Ohio 44040. He is self-employed.

The statements under the heading Scott Seelbach, which appear in the Filings, are hereby deleted and replaced by the following:

Scott W. Seelbach. Mr. Seelbach's resident address is 3755 Som Center Road, Moreland Hills, Ohio 44022. He is a private equity principal.

The statements under the heading Margo Jamison Victoire Williams (by Clara Rankin Williams as Custodian), which appear in the Filings, are hereby deleted and replaced by the following:

Margo Jamison Victoire Williams (by Clara Rankin Williams, Custodian). Ms. Clara Rankin Williams' resident address is 1654 N. Dayton Street, Chicago, Illinois 60614. She is Chief Executive Officer of
the Clara Williams Company.

The statements under the heading Thomas Parker Rankin, which appear in the Filings, are hereby deleted and replaced by the following:

Thomas Parker Rankin. Mr. Rankin's address is 666 Greenwich Street, Apartment 901, New York, New York 10014. He is a Director at Altamar Capital Partners.

The statements under the heading A. Farnham Rankin which appear in the Filings, are hereby deleted and replaced by the following:

A. Farnham Rankin. Ms. Rankin's resident address is 1449 Carpenter Road, P.O. Box 550, Gates Mills, Ohio 44040. She is employed at Cookson Adventures.

The statements under the heading Thomas P. K. Rankin, Trustee of the trust created by the agreement, dated February 2, 2011, as supplemented, amended and restated, between Thomas P. K. Rankin, as trustee, and Thomas P. K. Rankin, creating a trust for the benefit of Thomas P. K. Rankin, are hereby deleted and replaced by the following:

Thomas P. K. Rankin, Trustee of the trust created by the agreement, dated February 2, 2011, as supplemented, amended and restated, between Thomas P. K. Rankin, as trustee, and Thomas P. K. Rankin, creating a trust for the benefit of Thomas P. K. Rankin.Thomas P. K. Rankin is the trustee. Mr. Rankin's address is 666 Greenwich Street, Apartment 901, New York, New York 10014. He is a Director at Altamar Capital Partners.

The statements under the heading BTR 2020 GST for Clara R. Williams, which appear in the Filings, are hereby deleted and replaced by the following:

BTR 2020 GST for Clara R. Williams. Clara T. Rankin Williams is the trustee of the trust. Ms. Williams' resident address is 1654 N. Dayton Street, Chicago, Illinois 60614. She is Chief Executive Officer of the Clara Williams Company.

The statements under the heading HRB 2020 GST Trust for Clara R. Butler, which appear in the Filings, are hereby deleted and replaced by the following:

HRB 2020 GST Trust for Clara R. Butler. Clara T. Rankin Williams is the trustee of the trust. Ms. Williams' resident address is 1654 N. Dayton Street, Chicago, Illinois 60614. She is Chief Executive Officer of the Clara Williams Company.

The statements under the heading HRB 2020 GST Trust for Griffin B. Butler, which appear in the Filings, are hereby deleted and replaced by the following:

HRB 2020 GST Trust for Griffin B. Butler. Clara T. Rankin Williams is the trustee of the trust. Ms. Williams' resident address is 1654 N. Dayton Street, Chicago, Illinois 60614. She is Chief Executive Officer of the Clara Williams Company.

The statements under the heading 2012 Clara R. Williams GST Trust, which appear in the Filings, are hereby deleted and replaced by the following:

2012 Clara R. Williams GST Trust. Clara T. Rankin Williams is the trustee of the trust. Ms. Williams' resident address is 1654 N. Dayton Street, Chicago, Illinois 60614. She is Chief Executive Officer of the Clara Williams Company.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a)-(b) Although each Reporting Person disclaims beneficial ownership of any shares of Class B Common beneficially owned by each other Reporting Person, pursuant to the Act and regulations thereunder the Reporting Persons may be deemed as a group to have acquired beneficial ownership of 3,301,718 shares of Class B Common, the aggregate number of shares of Class B Common that are subject to the terms of the Stockholders' Agreement, representing 95.6% of the outstanding Class B Common as of March 12, 2025.

The statements under the heading Alfred M. Rankin, Jr., which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Alfred M. Rankin, Jr. Mr. Rankin has the sole power to vote and dispose of 14,160 shares of Class B Common, shares the power to vote 2,878,366 shares of Class B Common and shares 12 the power to dispose of 3,203,070 shares of Class B Common. Collectively, the 3,217,230 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 93.1% of the Class B Common outstanding as of March 12, 2025.

The statements under the heading Victoire G. Rankin, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Victoire G. Rankin. Ms. Rankin shares the power to dispose of 3,217,230 shares of Class B Common. Collectively, the 3,217,230 shares of Class B Common beneficially owned by Ms. Rankin constitute approximately 93.1% of the Class B Common outstanding as of March 12, 2025.

The statements under the heading Helen R. Butler, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Helen R. Butler. Ms. Butler shares the power to vote 324,704 shares of Class B Common and shares the power to dispose of 3,205,870 shares of Class B Common. Collectively, the 3,205,870 shares of Class B Common beneficially owned by Ms. Butler constitute approximately 92.8% of the Class B Common outstanding as of March 12, 2025.

The statements under the heading Clara T. Rankin Williams, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Clara T. Rankin Williams. Ms. Williams shares the power to vote 324,704 shares of Class B Common and shares the power to dispose of 3,203,070 shares of Class B Common. Collectively, the 3,203,070 shares of Class B Common beneficially owned by Ms. Williams constitute approximately 92.7% of the Class B Common outstanding as of March 12, 2025.

The statements under the heading John C. Butler, Jr., which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

John C. Butler, Jr. Mr. Butler has the sole power to vote and dispose of 2,800 shares of Class B Common, shares the power to dispose of 3,203,070 shares of Class B Common. Collectively, the 3,205,870 shares of Class B Common beneficially owned by Mr. Butler constitute approximately 92.8% of the Class B Common outstanding as of March 12, 2025.

The statements under the heading David B. Williams, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

David B. Williams. Mr. Williams shares the power to dispose of 3,203,070 shares of Class B Common. Collectively, the 3,203,070 shares of Class B Common beneficially owned by Mr. Williams constitute approximately 92.7% of the Class B Common outstanding as of March 12, 2025.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information provided with respect to the First Amended and Restated Limited Partnership Agreement of AMR Associates, L.P. under the heading AMR Associates, L.P., which appears in the Initial Filing, is hereby amended by inserting at the end thereof the following:

AMR Associates, L.P.

Effective August 8, 2023, the First Amended and Restated Limited Partnership Agreement of AMR Associates, L.P. was amended to allow the use of abbreviated names of the partners, as listed in Schedules A and B thereto, for record keeping purposes. A copy of the Second Amendment to the First Amended and Restated Limited Partnership Agreement of AMR Associates, L.P. is attached hereto as Exhibit 45 and is incorporated herein in its entirety by reference thereto.

Effective June 13, 2024, the First Amended and Restated Limited Partnership Agreement of AMR Associates, L.P. was amended to eliminate the Class A-1 Limited Partnership Interests. A copy of the Third Amendment to the First Amended and Restated Limited Partnership Agreement of AMR Associates, L.P. is attached hereto as Exhibit 46 and is incorporated herein in its entirety by reference thereto.

Effective March 12, 2025, the First Amended and Restated Limited Partnership Agreement of AMR Associates, L.P. was amended to add an additional limited partner to AMR Associates, L.P. A copy of the Fourth Amendment to the First Amended and Restated Limited Partnership Agreement of AMR Associates, L.P. is attached hereto as Exhibit 47 and is incorporated herein in its entirety by reference thereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Filings is hereby amended by adding the following:

Exhibit 45: Second Amendment to the First Amended and Restated Limited Partnership Agreement of AMR Associates, L.P., dated as of August 8, 2023.

Exhibit 46: Third Amendment to the First Amended and Restated Limited Partnership Agreement of AMR Associates, L.P., dated as of June 13, 2024.

Exhibit 47: Fourth Amendment to the First Amended and Restated Limited Partnership Agreement of AMR Associates, L.P., dated as of March 12, 2025.

## Signatures
- Alfred M. Rankin, Jr.: /s/ Alfred M. Rankin, Jr., Alfred M. Rankin, Jr., (1) (03/14/2025)
- Victoire G. Rankin: /s/ Alfred M. Rankin, Jr., Attorney-in-Fact for Victoire G. Rankin* (03/14/2025)
- Clara T. Rankin Williams: /s/ Alfred M. Rankin, Jr., Attorney-in-Fact for Clara T. Rankin Williams* (03/14/2025)
- Helen R. Butler: /s/ Alfred M. Rankin, Jr., Attorney-in-Fact for Helen R. Butler* (03/14/2025)
- John C. Butler, Jr.: /s/ Alfred M. Rankin, Jr., Attorney-in-Fact for John C. Butler, Jr.* (03/14/2025)
- David B. Williams: /s/ Alfred M. Rankin, Jr., Attorney-in-Fact for David B. Williams* (03/14/2025)
- AMR Associates, L.P.: /s/ Alfred M. Rankin, Jr., Attorney-in-Fact for AMR Associates, L.P.**** (03/14/2025)
Comment: (1) On behalf of himself and, as: Attorney-in-Fact for Clara L. T. Rankin*; Attorney-in-Fact for Thomas T. Rankin*; Attorney-in-Fact for Matthew M. Rankin*; Attorney-in-Fact for James T. Rankin*; Attorney-in-Fact for Claiborne R. Rankin*; Attorney-in-Fact for Chloe O. Rankin*; Attorney-in-Fact for Chloe R. Seelbach*; Attorney-in-Fact for Claiborne R. Rankin, Jr.*; Attorney-in-Fact for Roger F. Rankin*; Attorney-in-Fact for Bruce T. Rankin*; Attorney-in-Fact for Rankin Management, Inc.*; Attorney-in-Fact for Rankin Associates I, L.P.*; Attorney-in-Fact for Trust dated 9/28/2000 between Alfred M. Rankin, Jr., as Trustee & Bruce T. Rankin, for the benefit of Bruce T. Rankin*; Attorney-in-Fact for Corbin K. Rankin*; Attorney-in-Fact for Alison A. Rankin*; Attorney-in-Fact for Alison A. Rankin, as trustee fbo A. Farnham Rankin under Irrevocable Trust, dated December 18, 1997, with Roger Rankin, Grantor*; Attorney-in-Fact for Alison A. Rankin, as trustee fbo Elisabeth M. Rankin under Irrevocable Trust, dated December 18, 1997, with Roger Rankin, Grantor*; Attorney-in-Fact for Rankin Associates II, L.P.*; Attorney-in-Fact for Clara Rankin Butler*; Attorney-in-Fact for Griffin B. Butler*; Attorney-in-Fact for Claiborne R. Rankin, Jr. Revocable Trust dated August 25, 2000*; Attorney-in-Fact for Alison A. Rankin as Trustee under Irrevocable Trust, dated September 11, 2000, for the benefit of A. Farnham Rankin*; Attorney-in-Fact for Alison A. Rankin as Trustee under Irrevocable Trust, dated September 11, 2000, for the benefit of Elisabeth M. Rankin*; Attorney-in-Fact for Scott W. Seelbach*; Attorney-in-Fact for Clara Rankin Williams, as Custodian for Margo Jamison Victoire Williams*; Attorney-in-Fact for Clara Rankin Butler 2002 Trust DTD 11/5/2002*; Attorney-in-Fact for Griffin Bedwell Butler 2002 Trust DTD 11/5/2002*; Attorney-in-Fact for Elizabeth B. Rankin*; Attorney-in-Fact for David BH Williams, Trustee UAD The Margo Janison Victoire Williams 2004 Trust*; Attorney-in-Fact for David BH Williams, Trustee UAD The Helen Charles Williams 2004 Trust*; Attorney-in-Fact for David BH Williams as Custodian for Helen Charles Williams*; Attorney-in-Fact for Julia L. Rankin Kuipers*; Attorney-in-Fact for Trust dated December 21, 2004, between Claiborne R. Rankin, as trustee, & Julia L. Rankin, creating a trust FBO Julia L. Rankin*; Attorney-in-Fact for Thomas Parker Rankin*; Attorney-in-Fact for Scott Seelbach, as Custodian for Taplin Elizabeth Seelbach*; Attorney-in-Fact for Chloe R. Seelbach, Trustee UAD 2/2/05 The Taplin Elizabeth Seelbach Trust*; Attorney-in-Fact for Rankin Associates IV, L.P.*; Attorney-in-Fact for Matthew M Rankin & James T. Rankin Co-Trustees for Mary M. Rankin U/A/D May 10, 2007*; Attorney-in-Fact for Matthew M. Rankin & James T. Rankin Co-Trustees for William Alexander Rankin U/A/D May 10, 2007*; Attorney-in-Fact for Chloe R. Seelbach, Trustee under Claiborne Rankin Trust for Children of Chloe R. Seelbach DTD 12/21/04 FBO Isabelle Scott Seelbach*; Attorney-in-Fact for Lynne T. Rankin*; Attorney-in-Fact for Jacob A. Kuipers*; Attorney-in-Fact for Matthew M. Rankin, as Custodian for Mary Marshall Rankin*; Attorney-in-Fact for Matthew M. Rankin, as Custodian for William Alexander Rankin*; Attorney-in-Fact for Matthew M. Rankin, as Custodian for Margaret Pollard Rankin*; Attorney-in-Fact for Chloe R. Seelbach, Trustee under Claiborne Rankin Trust for Children of Chloe R. Seelbach DTD 12/21/04 FBO Thomas Wilson Seelbach*; Attorney-in-Fact for Chloe R. Seelbach, as Custodian for Isabelle Seelbach*; Attorney-in-Fact for Alison A. Rankin, as Custodian for Elisabeth M. Rankin*; Attorney-in-Fact for A. Farnham Rankin*; Attorney-in-Fact for Trust dated January 11, 1965, PNC Bank & Alfred M. Rankin, Jr. as Co-Trustees, for the benefit of grandchildren*; Attorney-in-Fact for Trust dated 12/28/1978, PNC Bank & Alfred M. Rankin, Jr. as Co-Trustees, for the benefit of grandchildren*; Attorney-in-Fact for BTR 2012 GST Trust for Chloe R. Seelbach*; Attorney-in-Fact for BTR 2012 GST Trust for Thomas P. Rankin*; Attorney-in-Fact for BTR 2012 GST Trust for Helen R. Butler*; Attorney-in-Fact for BTR 2012 GST Trust for Elisabeth M. Rankin*; Attorney-in-Fact for BTR 2012 GST Trust for Julia R. Kuipers*; Attorney-in-Fact for BTR 2012 GST Trust for Clara R. Williams*; Attorney-in-Fact for BTR 2012 GST Trust for Matthew M. Rankin*; Attorney-in-Fact for BTR 2012 GST Trust for Claiborne R. Rankin, Jr.*; Attorney-in-Fact for BTR 2012 GST Trust for James T. Rankin*; Attorney-in-Fact for BTR 2012 GST Trust for Anne F. Rankin*; Attorney-in-Fact for The Anne F. Rankin Trust dated August 15, 2012*; Attorney-in-Fact for Thomas P.K. Rankin, Trustee of the trust created by the agreement, dated February 2, 2011, as supplemented, amended and restated, between Thomas P.K. Rankin, as trustee, and Thomas P.K. Rankin, creating a trust for the benefit of Thomas P. K. Rankin**; Attorney-in-Fact for Trust created by the Agreement, dated August 20, 2009 between James T. Rankin, as trustee, and James T. Rankin, creating a trust for the benefit of James T. Rankin**; Attorney-in-Fact for Claiborne R. Rankin Trust for children of Julia R. Kuipers, dated December 27, 2013 under Custody Agreement dated December 27, 2013, fbo Evelyn R. Kuipers***; Attorney-in-Fact for Vested Trust for the benefit of Margaret Pollard Rankin U/A/D December 4, 2015*****; Attorney-in-Fact for Vested Trust for the benefit of James T. Rankin, Jr. U/A/D December 4, 2015*****; Attorney-in-Fact for Claiborne R. Rankin Trust for the children of Claiborne R. Rankin, Jr. dated August 26, 2016 for the benefit of Claiborne Read Rankin, III*****; Attorney-in-Fact for Claiborne R. Rankin Trust for the children of Julia R. Kuipers dated December 27, 2013 fbo Matilda Alan Kuipers******; Attorney-in-Fact for Claiborne Read Rankin III (by Claiborne R. Rankin, Jr. as Custodian)******; Attorney-in-Fact for James T. Rankin, Jr. (by James T. Rankin, as Custodian)******; Attorney-in-Fact for Matilda Alan Kuipers (by Julia R. Kuipers, as Custodian)******; Attorney-in-Fact for Lauran Rankin*******; Attorney-in-Fact for Lauran Rankin Main Trust Agreement DTD 12/23/15*******; Attorney-in-Fact for Thomas Wilson Seelbach (by Chloe R. Seelbach, as Custodian)*******; Attorney-in-Fact for Evelyn R. Kuipers (by Julia R. Kuipers, as Custodian)*******; Attorney-in-Fact for Paige J. Rankin (by Claiborne R. Rankin, Jr., as Custodian)********; Attorney-in-Fact for Trust FBO Paige J. Rankin U/T/A Vested Trusts for Children of Claiborne R. Rankin, Jr., dated 8/26/2016 ********;
Attorney-in-Fact for BTR 2020 GST for Helen R. Butler*********; Attorney-in-Fact for BTR 2020 GST for Clara R. Williams********; Attorney-in-Fact for BTR 2020 GST for Matthew M. Rankin********; Attorney-in-Fact for BTR 2020 GST for James T. Rankin*********; Attorney-in-Fact for BTR 2020 GST for Thomas P.K. Rankin*********; Attorney-in-Fact for BTR 2020 GST for Chloe R. Seelbach*********; Attorney-in-Fact for BTR 2020 GST for Claiborne R. Rankin, Jr********; Attorney-in-Fact for BTR 2020 GST for Julia R. Kuipers*********; Attorney-in-Fact for BTR 2020 GST for Anne F. Rankin*********; Attorney-in-Fact for BTR 2020 GST for Elisabeth M. Rankin*********; Attorney-in-Fact for CRW 2020 GST Trust for Margo J.V. Williams*********; Attorney-in-Fact for CRW 2020 GST Trust for Helen C. Williams*********; Attorney-in-Fact for HRB 2020 GST Trust for Clara R. Butler*********; Attorney-in-Fact for HRB 2020 GST Trust for Griffin B. Butler*********; Attorney-in-Fact for JCB 2020 GST Trust for Clara R. Butler*********; Attorney-in-Fact for JCB 2020 GST Trust for Griffin B. Butler*********; Attorney-in-Fact for Rankin Associates V, LP**********; Attorney-in-Fact for Rankin Associates VI, LP**********; Attorney-in-Fact for 2012 Helen R. Butler GST Trust**********; Attorney-in-Fact for 2012 Clara R. Williams GST Trust**********; Attorney-in-Fact for 2012 Chloe R. Seelbach GST Trust**********; Attorney-in-Fact for 2012 Claiborne R. Rankin, Jr. GST Trust**********; Attorney-in-Fact for 2012 Julia R. Kuipers GST Trust**********; Attorney-in-Fact for 2012 Anne F. Rankin GST Trust**********; Attorney-in-Fact for 2012 Elisabeth M. Rankin GST Trust**********; Attorney-in-Fact for 2012 Matthew M. Rankin GST Trust**********; Attorney-in-Fact for 2012 James T. Rankin GST Trust**********; Attorney-in-Fact for 2012 Thomas P. Rankin GST Trust**********; Attorney-in-Fact for Corbin K. Rankin Main Trust U/A/D November 30, 2015, as amended **********; Attorney-in-Fact for Elizabeth B. Rankin Main Trust u/a/d November 10, 2015, as amended **********; Attorney-in-Fact for Lynne T. Rankin Main Trust u/a/d December 4, 2015, as amended**********; Attorney-in-Fact for Scott W. Seelbach Main Trust u/a/d December 22, 2015**********; Attorney-in-Fact for Elisabeth Marshall Rankin Main Trust u/a/d/ December 30, 2015, as amended***********; Attorney-in-Fact for Jacob Alan Kuipers Main Trust u/a/d April 26, 2016, as amended************

*The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included as Exhibit 7 to the Schedule 13D/A filed on February 14, 2013; **The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included as Exhibit 10.1 to the Quarterly Report on Form 10-Q filed on April 29, 2015; ***The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included as Exhibit 10 to the Schedule 13D/A filed on February 16, 2016; ****The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included as Exhibit 11 to the Schedule 13D/A filed on February 14, 2017; *****The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included as Exhibit 12 to the Schedule 13D/A filed on February 14, 2017; ******The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included as Exhibit 14 to the Schedule 13D/A filed on February 14, 2018; *******The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included as Exhibit 26 to the Schedule 13D/A filed on February 14, 2019; ********The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included as Exhibit 28 to the Schedule 13D/A filed on February 13, 2020; *********The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included as Exhibit 30 to the Schedule 13D/A filed on February 12, 2021; **********The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included as Exhibit 32 to the Schedule 13D/A filed on February 14, 2022; ***********The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included as Exhibit 41 to the Schedule 13D/A filed on February 14, 2023; ************The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included as Exhibit 43 to the Schedule 13D/A filed on February 13, 2024.